SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

BOARD OF DIRECTORS 929th Meeting DELIBERATION	May 6, 2022 DEL-054/2022

RAPPORTEUR: Chief Financial and Investor Relations Officer ELVIRA CAVALCANTI PRESTA.

SUBJECT: Filing of Form 20-F for the 2021 fiscal year. RES 198, of 05.06.2022.

CLASSIFICATION: Confidential[1]

The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, substantiated in a decision of the Executive Board, in the statement issued by the Statutory Audit and Risks Committee – CAE at the 251st meeting held on 05.06.2022, in the support material and in the documents below, RESOLVED:

➢	Executive Board Resolution No. 198, of 05.06.2022;
➢	Executive Board Report DF No. 033, of 05.05.2022;
➢	Executive Summary DF-002, of 05.02.2022;

1. Approve the entire content and filing with the Securities and Exchange Commission - SEC of Form 20-F, related to the 2021 fiscal year, together with the Financial Statements for the 2021 fiscal year, according to the minutes attached to RES-198, of 05.06..2022;

2. determine that the Financial and Investor Relations Board - DF, the Investor Relations Superintendence - DFR, the Accounting Superintendence - DFC, the Governance Secretariat of the Board of Directors - CAAS and the General Secretariat - PRGS adopt, each which within its scope of action, the measures necessary to comply with this Resolution.

Bruno Klapper Lopes

Governance Secretary

[1] The classification of information, and the review of its classification, are the responsibility of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.